UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                         ValueVision International, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92047K107
                      -------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92047K107

1    NAME OF REPORTING PERSON


                  Merchant Partners, Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  173,914 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          173,914

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          O.68%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN


(1) Power is exercised through its sole general partner, Merchant Advisors, Limited Partnership, a Delaware limited partnership.

1    NAME OF REPORTING PERSON


                  Merchant Advisors, Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       173,914 (1)(2)

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          173,914

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          O.68%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN


(1) Solely in its capacity as the sole general partner of Merchant Partners, Limited Partnership, a Delaware limited partnership.

(2) Power is exercised through its sole general partner, Merchant Development Corp., a Delaware corporation.

1    NAME OF REPORTING PERSON


          Merchant Development Corp.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       173,914 (1)

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          173,914

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.68%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO


(1) Solely in its capacity as the sole general partner of Merchant Advisors, Limited Partnership, a Delaware limited partnership, which is the sole general partner of Merchant Partners, Limited Partnership, a Delaware limited partnership.

1    NAME OF REPORTING PERSON


          Dominic M. Mangone


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       173,914 (1)

                                        7    SOLE DISPOSITIVE POWER
                                                  160,000 (2)

                                        8    SHARED DISPOSITIVE POWER
                                                  None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          333,914

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.30%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

(1) Solely in his capacity as one of the two directors and an executive officer and shareholder of Merchant Development Corp, a Delaware corporation, and the sole general partner of Merchant Advisors, Limited Partnership, which is the sole general partner of Merchant Partners, Limited Partnership.

(2)  Power is exercised in his sole discretion as an individual.

1    NAME OF REPORTING PERSON


          Raymond L. Bank


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       173,914 (1)

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          173,914

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.68%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

(1) Solely in his capacity as one of the two directors and an executive officer and shareholder of Merchant Development Corp., a Delaware corporation, and the sole general partner of Merchant Advisors, Limited Partnership, which is the sole general partner of Merchant Partners, Limited Partnership.

ITEM 1 (A) NAME OF ISSUER:

         ValueVision International, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         6740 Shady Oak Road
         Eden Prairie, MN  55344-3433

ITEM 2 (A) NAME OF PERSON FILING:

      The names of the persons filing this statement (the "Reporting Persons") are Merchant Partners, Limited Partnership ("Merchant"), Merchant Advisors, Limited Partnership ("Advisors"), Merchant Development Corp., ("Development"), Dominic M. Mangone ("Mr. Mangone") and Raymond L. Bank ("Mr. Bank").

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

      The address of the principal office of each of Merchant, Advisors, and Development is 9690 Deereco Road, Timonium, Maryland 21093. Mr. Mangone's principal business address is 6 North 271 James Court, Medinah, Illinois 60157. Mr. Bank's principal business address is 9690 Deereco Road, Timonium, Maryland 21093.

ITEM 2 (C) CITIZENSHIP:

      Merchant and Advisors are Delaware limited partnerships. Development is a Delaware corporation. Mr. Mangone and Mr. Bank are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

      This statement relates to common stock, $0.01 par value, of the Issuer ("Common Stock").

ITEM 2 (E) CUSIP NUMBER:   92047K107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      This item is not applicable.

ITEM 4   OWNERSHIP:

     According to the Company's Quarterly Report on Form 10-Q there were 25,565,781 shares of Common Stock ("Shares") outstanding on December 11, 1998. Accordingly, the Reporting Persons are assuming, as is permitted by applicable rules, that this was the number of Shares outstanding as of December 31, 1998. Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Act"), for purposes of determining the percentage of beneficial ownership, securities that a reporting person has the right to acquire within 60 days are deemed to be reportable securities beneficially owned with respect to that person and issued and outstanding with respect to the issuer. Accordingly, the 160,000 Shares which Mr. Mangone presently has the right to acquire pursuant to options are considered issued and outstanding for purposes of determining the percentages of Mr. Mangone's beneficial ownership reported herein. Therefore, for purposes of computing the percentage of Mr. Mangone's beneficial ownership, the numbers of Shares he beneficially owns and Shares issued and outstanding are assumed to be 333,914 and 25,725,781, respectively.

     (a)-(b) Merchant beneficially owns 173,914 Shares, which constitutes approximately 0.68% of the Shares outstanding as of December 31, 1998. Each of Advisors, Development and Mr. Bank, through their relationship with Merchant, may be deemed to beneficially own all of such 173,914 Shares, constituting approximately 0.68% of the Shares outstanding. Mr. Mangone, individually and through his relationship with Merchant, may be deemed to beneficially own 333,914 Shares, constituting approximately 1.30% of the Shares outstanding.

     (c) Acting through Advisors, its general partner, Merchant has the sole power to vote or direct the vote with respect to 173,914 Shares which it beneficially owns. However, Advisors, as the sole general partner of Merchant, Development, as the sole general partner of Advisors, and Mr. Mangone and Mr. Bank, as the directors and officers of Development, each may be deemed to share the voting control with respect to such Shares. Mr. Mangone has the sole power to dispose or direct the disposition of the 160,000 Shares which he beneficially owns as an individual and upon exercise of the options would have the sole power to vote or direct the vote of Shares issued upon such exercise.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owners of more than five percent of the Shares. [ X ]

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     This item is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10  CERTIFICATION.

      This item is not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 1999


MERCHANT PARTNERS, LIMITED               MERCHANT ADVISORS, LIMITED PARTNERSHIP
         PARTNERSHIP                     By: MERCHANT DEVELOPMENT CORP.,
By: MERCHANT ADVISORS, LIMITED               its general partner
      PARTNERSHIP,
      its general partner                    By: /s/ Raymond L. Bank
    By: MERCHANT DEVELOPMENT CORP.,              Raymond L. Bank, President
        its general partner

        By:  /s/ Raymond L. Bank
            Raymond L. Bank,
             President



MERCHANT DEVELOPMENT CORP.

By: /s/ Raymond L. Bank                     /s/ Raymond L. Bank
    Raymond L. Bank, President              Raymond L. Bank


                                            /s/ Dominic M. Mangone
                                            Dominic M. Mangone

                               EXHIBIT INDEX

     EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f), previously filed.